About Robinhood Ventures Fund II

You can now request shares in the Robinhood Ventures Fund II (RVII or the Fund) to get exposure to early-stage and growth-stage private companies. See the prospectus here.

- **Broad accessibility**: No minimum investment, no accreditation requirements, and daily liquidity after the IPO.
- **Get exposure to early-stage companies**: Be among the first retail investors to access these startups at the earliest stages of growth.
- **Companies backed by Y Combinator**: We've hand-picked companies from Y Combinator, the accelerator program behind Airbnb, DoorDash, and more.*

About the fund

RVII is a Business Development Company (BDC), a type of closed-end fund, that intends to invest primarily in private companies at their earliest stages of growth, with a focus on those that are or were part of the Y Combinator ecosystem or were founded by Y Combinator alumni.

Fees

RVII pays fees and expenses, including management fees, administration fees, and expenses associated with its organization and ongoing operation. These fees and expenses are paid out of RVII's assets, which means they're paid indirectly by RVII's shareholders.

RVII pays a management fee of 2% of net assets. The fund's total annual expenses are expected to be 4.18%.

RVII also pays a 20% capital gains incentive fee on net investment gains earned since the fund's inception to Robinhood Ventures, the fund manager. The fee is charged on RVII's realized gains, deducting any realized losses and unrealized depreciation on current investments. Please see RVII's prospectus for additional details.

Risks

RVII may not be suitable for all investors. An investment in the Fund is speculative and involves a high degree of risk with substantial risk of loss. The Fund's investments in private companies may be subject to higher risk than investments in securities of public companies. Investors should consider the investment objectives, risks, and charges and expenses of any closed-end fund (CEF), including business development companies (BDCs), carefully before investing. The prospectus contains this and other information about the Fund and should be read carefully before investing. For a current prospectus, please click on the Prospectus link above. RVII is managed by Robinhood Ventures DE, LLC (the "Adviser"), an SEC-registered investment advisor and a subsidiary of Robinhood Markets, Inc. Robinhood and its affiliates generally earn more money from affiliated funds such as RVII than from unaffiliated funds.

RVII is an externally-managed and diversified closed-end fund that has elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended, investing in a diversified portfolio of early-stage and growth-stage private "Promising Companies." This investment strategy entails limited information, illiquidity, valuation uncertainty, and risk of loss; shares and the value of the Fund's net assets may be volatile and shares may trade at a discount or premium, and exposures may be via illiquid private vehicles with capital calls and extra fees. The Fund may use leverage, has limited operating history, and does not anticipate that it will pay dividends on a quarterly basis or become a predictable distributor of dividends, all of which can reduce or delay returns.

A "Promising Company" means an early-stage or a growth-stage private company that, in the Adviser's view, demonstrates significant growth potential based on the Adviser's evaluation of various factors that may include the experience and track record of the founding team, market size, industry trends, product differentiation, commercial traction, and business model.

The RVII investment strategy focuses on Promising Companies that are current or previous participants in the Y Combinator startup accelerator program or companies with a founder or co-founder that has participated in the Y Combinator startup accelerator program. RVII may invest in other Promising Companies as well.

RVII plans to conduct an initial public offering that will not be limited to accredited investors, and following its IPO will be a publicly traded fund. Closed-end funds, including BDCs, differ from open-end funds in that closed-end funds do not redeem their shares at the request of an investor. No shareholder has the right to require the Fund to redeem his, her or its shares. While the Fund's shares are expected to be listed on an exchange, an active public market for the shares may not develop. As a result, shareholders may not be able to liquidate their investment. Accordingly, Shareholders should consider that they may not have access to the funds they invest in the Fund for an indefinite period of time.

There is no assurance that the private companies in which the Fund invests will ever have a liquidity event.

Investing in early-stage private companies involves a high degree of risk and is not appropriate for all investors. Most early-stage companies fail, and investors could lose their entire investment. Because these companies are new and evaluated quickly, there is limited track record or information available before an investment is made, and any positive returns may take years to materialize, if they occur at all.

Disclosures

Robinhood Ventures Fund II ("RVII" or the "Fund") has filed a registration statement (including a preliminary prospectus) on Form N-2 (File No. 333-297168) with the Securities and Exchange Commission (the "SEC") for the offering to which this information relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents RVII has filed with the SEC for more complete information about RVII and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, copies of the prospectus may be obtained by contacting Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, Attention: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or email: prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146); Wells Fargo Securities LLC, 608 2nd Avenue South, Minneapolis, MN 55402, at 800-645-3751 (option #5) or email a request to WFScustomerservice@wellsfargo.com; or UBS Securities LLC, Attention: Equity Syndicate, 11 Madison Avenue, New York, NY 10010, by telephone at (888) 827-7275, or by email at ol-prospectus-request@ubs.com. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of RVII before investing. This information shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

*Companies are provided for illustrative purposes only and are intended solely as well-known examples to describe the accelerator ecosystem forming the focus of RVII's investment universe. The companies are not, and have never been, holdings of RVII or of any investment vehicle managed by the Adviser. Their inclusion does not constitute a recommendation, endorsement, or solicitation with respect to any security, nor does it represent any affiliation with, or approval by, those companies. Past performance of companies referenced herein, or of Y Combinator or comparable ecosystems, is not indicative of future results, and no inference should be drawn that investments made by RVII will perform similarly. Early-stage company ecosystems produce a wide range of results, including failures. The outcomes of the companies identified are not representative of companies emerging from Y Combinator or similar accelerator programs, and should not be viewed as typical or representative of expected outcomes for companies in which RVII invests.

Robinhood Ventures ("RHV" or the "Adviser") is the investment adviser for RVII. Robinhood Ventures is the dba name for Robinhood Ventures DE, LLC, an SEC-registered investment adviser. RHV is a wholly owned subsidiary of Robinhood Markets, Inc. Robinhood and its affiliates generally earn more money from affiliated funds, such as RVII, than from unaffiliated funds.

"Y Combinator" is a registered trademark of Y Combinator Management, LLC or its affiliates and is used by the Fund with permission. Y Combinator does not sponsor, endorse, or promote the Fund and has no responsibility for the management or performance of the Fund.

Securities trading offered through Robinhood Financial LLC, Member SIPC, a registered broker-dealer, and a subsidiary of Robinhood Markets, Inc.

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